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                                                                   EXHIBIT 99.11

                                                EFFECTIVE DATE: January 18, 2002


                                DOUBLECLICK INC.
                        STOCK OPTION ASSUMPTION AGREEMENT

Dear FNAME  LNAME:

As you know, on January 18, 2002 (the "Closing Date") DoubleClick Inc. ("DoubleClick") acquired MessageMedia, Inc. ("MessageMedia") (the "Acquisition"). On the Closing Date you held one or more outstanding options to purchase MessageMedia common stock granted to you under one or more of MessageMedia's option plans (each, a "Plan", and collectively, the "Plans") and documented with one or more Stock Option Agreement(s) (each, an "Option Agreement" and collectively, the "Option Agreements") issued to you under the Plans (the "MessageMedia Options"). In accordance with the Acquisition, on the Closing Date, DoubleClick assumed all obligations of MessageMedia under the MessageMedia Options. As such, each outstanding MessageMedia Option has been converted into an option to purchase 0.014536 of a share of DoubleClick common stock (the "Exchange Ratio"), with the exercise price adjusted accordingly. This Agreement evidences the assumption of your MessageMedia Options, including the necessary adjustments to your MessageMedia Options required by the Acquisition.

Your MessageMedia Options immediately before and after the Acquisition are as follows:

MESSAGEMEDIA STOCK OPTIONS                                    DOUBLECLICK ASSUMED OPTIONS

# of  Shares of            MessageMedia                       # of Shares of            DoubleClick
MessageMedia               Exercise Price                     DoubleClick               Exercise Price
Common Stock               Per Share                          Common Stock              Per Share

Old_Share                  $ OLD_                             New_Share                 $ NEW_

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed MessageMedia Option (i.e. the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plans and the Option Agreements (i) to the "Company" or the "Corporation" means DoubleClick,
(ii) to "Common Stock" or "Stock" means shares of DoubleClick common stock,
(iii) to the "Board of Directors" or the "Board" means the Board of Directors of DoubleClick and (iv) to the "Committee" means the Compensation Committee of the DoubleClick Board of Directors. All references in the Option Agreements and the Plans relating to your status as an employee of MessageMedia will now refer to your status as an employee of DoubleClick or any other present or future DoubleClick subsidiary. To the extent any Option Agreement or Plan allowed you to deliver MessageMedia common stock as payment for the exercise price, shares of DoubleClick common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares of common stock were held prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed MessageMedia Options remain the same as set forth in your Option Agreement(s), but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed MessageMedia Option(s) remain the same as set forth in your Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of DoubleClick common stock. Upon your termination of employment with DoubleClick or its subsidiaries, as applicable, you will have the limited time period specified in your Option Agreement(s) to exercise your assumed MessageMedia Option(s) to the extent vested and outstanding at the time, after which time your MessageMedia Option(s) will expire and NOT be exercisable for DoubleClick common stock.




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                                                EFFECTIVE DATE: January 18, 2002


To exercise your MessageMedia Option(s), you must deliver to DoubleClick (i) a written notice of exercise for the number of shares of DoubleClick common stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to DoubleClick at the following address:

                                    DoubleClick Inc.
                                    Attention:  Stock Administration
                                    450 West 33rd Street, 16th Floor
                                    New York, NY  10001

Nothing in this Agreement or your Option Agreement(s) interferes in any way with your rights and DoubleClick's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from DoubleClick will be governed by the terms of the DoubleClick stock option plan(s), and such terms may be different from the terms of your assumed MessageMedia Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by DoubleClick your DoubleClick account will not be activated. If you have any questions regarding this Agreement or your assumed MessageMedia Options, please contact Jenifer Gornstein at 212-381-5723.

                            DOUBLECLICK INC.


                            By:
                               -------------------------------------------------
                                     Elizabeth Wang
                                     Corporate Secretary


                                 ACKNOWLEDGMENT

                  The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her MessageMedia Options hereby assumed by DoubleClick are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.


DATED:                          , 2002
      -------------------------          ---------------------------------------
                                                 FNAME     LNAME, Optionee